UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*
                                             --


                               DONEGAL GROUP INC.
                               ------------------
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                 Class B Common Stock, $.01 par value per share
                 ----------------------------------------------
                        (Title of Classes of Securities)

                       Class A Common Stock - 257701 20 1
                       Class B Common Stock - 257701 30 0
                       ----------------------------------
                                 (CUSIP Numbers)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                  1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 19, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                          Page  1  of   7  pages

                                  SCHEDULE 13D

----------------------------------------                ------------------------

CUSIP Nos. 257701 20 1 and 257701 30 0                  Page  2   of   7   Pages

----------------------------------------                ------------------------

--------------------------------------------------------------------------------

 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Donegal Mutual Insurance Company
           I.R.S. I.D. No. 23-1336198
--------------------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                   N/A
           (a)  ______
           (b)  ______
--------------------------------------------------------------------------------

 3         SEC USE ONLY


--------------------------------------------------------------------------------

 4         SOURCE OF FUNDS (See Instructions)

                N/A

--------------------------------------------------------------------------------

 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                N/A
--------------------------------------------------------------------------------

 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania
--------------------------------------------------------------------------------

                     7       SOLE VOTING POWER

                             3,744,127 shares of Class A Common Stock and
    NUMBER OF                1,852,088 shares of Class B Common Stock
      SHARES      --------------------------------------------------------------
   BENEFICIALLY
     OWNED BY        8       SHARED VOTING POWER
       EACH
    REPORTING                 N/A
      PERSON      --------------------------------------------------------------
       WITH
                     9       SOLE VOTING POWER

                             3,744,127 shares of Class A Common Stock and
                             1,852,088  shares of Class B Common Stock
                  --------------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER

                                   N/A
--------------------------------------------------------------------------------

11         SOLE VOTING POWER

           3,744,127 shares of Class A Common Stock and 1,852,088 shares of Class B Common Stock
-------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                N/A
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                62.8% of Class A Common Stock and 62.3% of Class B Common Stock
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON (See Instructions)

                IC           HC
--------------------------------------------------------------------------------

                                                               Page 3 of 7 Pages



Item 1.   Security and Issuer.
------    -------------------

     Item 1 is hereby supplemented as follows:

     The title of the classes of equity securities to which the Statement relates are the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Donegal Group Inc. ("DGI").

     On April 19, 2001, DGI amended its Certificate of Incorporation (the "Amendment") to, among other things:

     o authorize 30,000,000 shares of a new class of common stock with one-tenth of a vote per share designated as Class A Common Stock with a par value of $.01 per share;

     o (a) reclassify DGI's then existing $1.00 par value per share Common Stock as Class B Common Stock, par value $.01 per share, (b) effect a one-for-three reverse split (the "Reverse Split") of the Class B Common Stock and (c) reduce the number of authorized shares of Class B Common Stock from 20,000,000 shares to 10,000,000 shares;

     o establish the rights, powers and terms of the Class A Common Stock and the Class B Common Stock; and

     o retain the authority to issue 2,000,000 shares of Series Preferred Stock, par value $.01 per share.


     DGI distributed as a stock dividend (the "Stock Dividend") two shares of Class A Common Stock to each holder of a share of Class B Common Stock of record as of the close of business on April 19, 2001.

     As a result of the Reverse Split and the Stock Dividend, each stockholder of record as of the close of business on April 19, 2001 continued to own, except for any fractional interests, which were paid in cash, the same number of DGI shares, two-thirds of which were shares of Class A Common Stock and one-third of which were shares of Class B Common Stock, and each such holder continued to have the same percentage ownership in DGI. Based upon the number of shares outstanding following the Reverse Split and the Stock Dividend, the holders of Class A Common Stock are currently entitled to an aggregate of 596,266 votes, or approximately 16.70% of the total votes at any meeting of stockholders and the holders of Class B Common Stock are currently entitled to an aggregate of 2,973,245 votes, or approximately 83.30% of the total votes, at any meeting of stockholders.

                                                               Page 4 of 7 Pages



Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     Item 3 is hereby supplemented as follows:

     On February 15, 2000, May 15, 2000, August 15, 2000 and November 15, 2000,
pursuant to the Donegal Group Inc. Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan"), Donegal Mutual Insurance Company (the "Mutual Company") purchased 73,251 shares, 61,463 shares, 67,984 shares and 51,014 shares, respectively, of Common Stock at prices of $6.26 per share, $7.56 per share, $6.92 per share and $9.32 per share, respectively, representing the average of the closing prices per share of Common Stock on the Nasdaq National Market for the five trading days preceding the applicable dividend payment date, as determined in accordance with the terms of the Dividend Reinvestment Plan, for a cost of $458,255, $464,847, $470,379 and $476,497, respectively.

     On February 15, 2001, pursuant to the Dividend Reinvestment Plan, the Mutual Company purchased 45,140 shares of Common Stock at a price of $10.65 per share, representing the average of the closing prices per share of Common Stock on the Nasdaq National Market for the five trading days preceding February 15, 2001, as determined in accordance with the terms of the Dividend Reinvestment Plan, for a cost of $481,097.

     Effective April 30, 2001, DGI amended the Dividend Reinvestment Plan to provide that only Class A Common Stock would thereafter be purchasable with reinvested dividends and voluntary cash payments.

     On May 30, 2001, pursuant to the Dividend Reinvestment Plan, as amended, the Mutual Company purchased 39,951 shares of Class A Common Stock at a price of $13.44 per share, representing the average of the closing prices per share of Class A Common Stock on the Nasdaq National Market for the five trading days preceding May 30, 2001, as determined in accordance with the terms of the Dividend Reinvestment Plan, for a cost of $537,106.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Item 5 is hereby supplemented and restated in its entirety as follows:

     (a) As of May 31, 2001, the following persons and entity beneficially owned the number of shares of Class A Common Stock and Class B Common Stock set forth opposite their respective names:

                                                               Page 5 of 7 Pages


                                                          Class A           Percent of          Class B          Percent of
                                                           Shares          Outstanding           Shares         Outstanding
             Name of Individual                         Beneficially         Class A          Beneficially        Class B
            or Identity of Group                          Owned(1)          Shares(2)           Owned(1)         Shares(2)
--------------------------------------------            -----------        -----------         ----------        ---------
Donegal Mutual Insurance Company ....................     3,744,127          62.8%             1,852,088           62.3%
    1195 River Road
    Marietta, Pennsylvania 17547

Directors of DGI:

  C. Edwin Ireland ..................................      13,626(3)           --                 6,813(7)          --
  Donald H. Nikolaus ................................     330,922(4)          5.4%              165,621(4)          5.4%
  Patricia A. Gilmartin .............................       7,936(3)           --                 3,968(3)          --
  Philip H. Glatfelter, II ..........................       9,586(3)           --                 4,793(3)          --
  R. Richard Sherbahn ...............................       6,684(3)           --                 3,342(3)          --
  Robert S. Bolinger ................................       7,654(3)           --                 3,827(3)          --
  Thomas J. Finley, Jr ..............................       7,049(3)           --                 3,524(3)          --
  John J. Lyons .....................................       5,000              --                    --             --

Executive Officers of the Mutual Company and DGI (5):

  Ralph G. Spontak ..................................     115,840(6)          1.9%               57,920(6)          1.9%
  William H. Shupert ................................      45,296(7)           --                22,648(7)           --
  Robert G. Shenk ...................................      46,714(8)           --                23,357(8)           --
  James B. Price ....................................      41,164(9)           --                20,582(9)           --

Directors of the Mutual Company (10):

  Frederick W. Dreher ...............................      14,774(3)           --                 7,387(3)           --
  John E. Hiestand ..................................       1,566(3)           --                   783(3)           --
-------------------

(1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person's spouse, or individually by his spouse.

(2)  Less than 1% unless otherwise indicated.

(3) Includes options held by the director to purchase 5,926 shares of Class A Common Stock and 2,963 shares of Class B Common Stock under DGI's 1996 Equity Incentive Plan for Directors (the "1996 Director Plan").

                                                               Page 6 of 7 Pages


(4) Includes options held by Mr. Nikolaus to purchase 200,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock under DGI's Amended and Restated 1996 Equity Incentive Plan (the "1996 Equity Incentive Plan").

(5)  Excludes Executive Officers listed under "Directors of DGI."

(6) Includes options held by Mr. Spontak to purchase 93,333 shares of Class A Common Stock and 46,666 shares of Class B Common Stock under the 1996 Equity Incentive Plan.

(7) Includes options held by Mr. Shupert to purchase 40,444 shares of Class A Common Stock and 20,222 shares of Class B Common Stock under the 1996 Equity Incentive Plan.

(8) Includes options held by Mr. Shenk to purchase 41,112 shares of Class A Common Stock and 20,555 shares of Class B Common Stock under the 1996 Equity Incentive Plan.

(9) Includes options held by Mr. Price to purchase 35,556 shares of Class A Common Stock and 17,777 shares of Class B Common Stock under the 1996 Equity Incentive Plan.

(10) Excludes Directors listed under "Directors of DGI" and "Executive Officers of the Mutual Company and DGI."

     (b) Each of the persons together with his or her spouse and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

     (c) Reference is made to Item 3 hereof.

     To the best knowledge of the Mutual Company, none of the persons named in
Item 5(a) hereof has purchased or disposed of any shares of capital stock of DGI during the 60 days preceding June 1, 2001, except (i) purchases pursuant to the DGI Dividend Reinvestment Plan and (ii) 5,000 shares of Class A Common Stock purchased by Mr. Lyons in the open market on June 4 and 5, 2001 at an aggregate cost of $70,780.

                                                               Page 7 of 7 Pages


                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    DONEGAL MUTUAL INSURANCE COMPANY


                                    By: /s/ Ralph G. Spontak
                                        -------------------------------------
                                        Ralph G. Spontak, Senior Vice President,
                                        Chief Financial Officer and Secretary


Dated: June 28, 2001